MEDICALE CORP

Otar Lortkifanidze 16

Tbilisi

Georgia, 0114

+17026054432

medicalecorp@gmail.com

Medicalecorp@protonmail.com

December 22, 2020

Nudrat Salik, Terence O'Brien,

Alan Campbell and Celeste Murphy

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street

Washington, DC 20549

Reference:	Medicale Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed December 17, 2020
File No. 333-250025

Nudrat Salik, Terence O'Brien, Alan Campbell and Celeste Murphy,

In response to your letter dated December 21, 2020, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 3 to its Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on December 22, 2020.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page 3

1. We refer to prior comment 1 and note that the cover page of your preliminary prospectus is still dated "November 12, 2020." Please date the cover page of the prospectus, in addition to the cover page of the registration statement, as of the date on which the registration statement is filed.

Response: We have revised the dates.

Note 5 – Intangible Assets, page F-9

2. Your disclosures on page 3 indicate that Eventiko Inc. will pay for the website in the amount of $12,000. Please clarify in your disclosures, including in the Prospectus Summary, how this entity is related to you and why they are paying on your behalf.

Please also refer to ASC 850-10-50 for related party disclosures required.

Response: On page 3 was a typo, and we revised that disclosure.

Please direct any further comments to:

Borisi Alborovi

Email: medicalecorp@gmail.com

Medicalecorp@protonmail.com

Telephone: +17026054432

Sincerely,

/s/ Borisi Alborovi

Borisi Alborovi, CEO